UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER 001-35542

CUSIP NUMBER 23204G100
FORM 12b-25

NOTIFICATION OF LATE FILING

(check one):	 Form 10-K	 Form 20-F	 Form 11-K	☒ Form 10-Q	 Form 10-D	 Form N-SAR
 Form N-CSR

For Period Ended:  September 30, 2018

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:  _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

PART I – REGISTRANT INFORMATION

CUSTOMERS BANCORP, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1015 Penn Avenue, Suite 103
Address of Principal Executive Office (Street and Number)

Wyomissing PA 19610
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

 State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Customers Bancorp, Inc. (the "Company") has determined that it is not able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (the "Q3 Form 10Q") within the prescribed time period without unreasonable effort or expense for the reasons described herein. The Company requires additional time to complete its financial statements to be filed as part of the Q3 Form 10Q to finalize certain matters regarding the financial statement presentation of cash flow activities associated with its commercial mortgage warehouse lending activities.  As disclosed in the Current Report on Form 8-K filed by the Company on November 13, 2018, the Company has determined it necessary to restate its financial statements for certain prior periods to classify commercial mortgage warehouse loans as held for investment rather than held for sale, as previously presented, and cash flow activities associated with these commercial mortgage warehouse lending activities to investing activities from operating activities, as previously presented.  The Company intends to file an amended Annual Report on Form 10-K for the year ended December 31, 2017 and amended Quarterly Reports on Form 10-Q for the three months ended March 31, 2018 and the three and six months ended June 30, 2018 to present the restated financial statements and related disclosures as soon as practicable.  The Company expects to file the Q3 Form 10Q within the five calendar day extension period provided by Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert E. Wahlman (Name)	(610) (Area Code)	743-8074 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒    No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CUSTOMERS BANCORP, INC.
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2018	By:	/s/ Robert E. Wahlman
Robert E. Wahlman
Executive Vice President and Chief Financial Officer